TITAN IRON ORE CORP.
Suite #110 - 3040 North Campbell Avenue
Tucson, Arizona 85719 USA

January 9, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549 USA

Attention:	Mark P. Shuman, Branch Chief - Legal

Dear Sirs:

Re:
Titan Iron Ore Corp. (the “Company”)
Registration Statement on Form S-1
Filed November 21, 2012
File No. 333-185099

Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 000-52917

The Company writes in response to your letter of December 19, 2012 to Mr. Andrew Brodkey, President, CEO and director of the Company, with respect to the Registration Statement on Form S-1 and Form 10-K as noted above and filed by the Company. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of December 19, 2012.

Form S-1

General

1.
We note that Section 1.1 of the Securities Purchase Agreement provides that the “draw down pricing period” is the five consecutive trading days following delivery of a draw down notice. This provision appears to have the effect of allowing Ascendiant Capital Partners to influence the price at which to purchase the securities underlying the put subsequent to the date of the filing and effectiveness of the registration statement. Please note that the company’s ability to distribute securities pursuant to an equity line arrangement requires that the purchase commitment establish the terms of the obligations to purchase securities at a set pricing mechanism that cannot be influenced by the investor. Please advise as to why you believe that this provision of the agreement is consistent with the requirement that the terms of the purchase obligation purchase obligation must be fixed and binding. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.17 available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

We believe the requirements of the Securities and Exchange Commission (the “SEC”) relating to equity line financing arrangements as set forth in the SEC’s Compliance and Disclosure Interpretations – Securities Act Sections (the “CD&I”) are satisfied with respect to a securities purchase agreement between the Company and Ascendiant Capital Partners, LLC (the “Equity Line of Credit Agreement”).

Question 139.13 of the CD&I provides that the Division of Corporation Finance (the “Division”) “will permit the company to register the “resale” of the securities prior to its exercise of the put if the [equity line financing arrangements] meet the following conditions:

•	the company must have “completed” the private transaction of all of the securities it is registering for “resale” prior to the filing of the registration statement;

•	the “resale” registration statement must be on the form that the company is eligible to use for a primary offering; and

•	in the prospectus, the investor(s) must be identified as underwriter(s), as well as selling shareholder(s).”

Question 139.15 of the CD&I provides that the private transaction is completed in a private equity line financing when the investor is irrevocably bound to purchase all of the securities. This means that only the company can have the right to exercise the put and, except for conditions outside the investor’s control, the investor must be irrevocably bound to purchase the securities once the company exercises the put.

The Equity Line of Credit Agreement satisfies the requirement set forth in Question 139.15. Under the Equity Line of Credit Agreement, the Company may, in its sole discretion, issue and exercise drawdowns and Ascendiant Capital Partners, LLC (“Ascendiant”) is obligated to purchase from the shares of the Company’s common stock.

We acknowledge that Question 139.17 of CD&I provides that “[i]f the investor has the ability to make investment decisions under the equity line agreement after the filing of the “resale” registration statement, the investor will not be considered irrevocably bound.” The Division gives following examples of elements or conditions that are viewed as continuing to provide the investor with an investment decision:

•
agreements that give investors the right to acquire additional securities (including the right to acquire additional securities through the exercise of warrants) at the same time or after the issuer exercises its put;

•	agreements that permit the investor to decide when or at what price to purchase the securities underlying the put; and

•	agreements with termination provisions that have the effect of causing the investor to no longer be irrevocably bound to purchase the securities underlying the put.

Based on your comment, it seems that your main concern relates to the second example given above. However, the Equity Line of Credit Agreement does not permit Ascendiant to decide when or at what price to purchase the Company’s securities. In the Equity Line of Credit Agreement, while the pricing period is the five days after delivery of a draw down notice, the ultimate price is an agreed-upon formula that is a function of the market and is not, in any way (absent some sort of market manipulation), within Ascendiant’s control. There are no “decisions” to be made by Ascendiant after the filing of the registration statement, or after delivery of the draw down notice for that matter, and the price is fixed and established at a set pricing mechanism that cannot be influenced (the pricing mechanism cannot be influenced) by Ascendiant.

In addition, we refer you to Section 4.15 of the Equity Line of Credit Agreement that prohibits Ascendiant from engaging in short selling of the Company’s common stock. We further note that under Section 6.1 of the Equity Line of Credit Agreement, if the purchase price on any trading day during the five trading day calculation period is below the minimum price specified by us, then such trading day will be withdrawn from the calculation period and the draw down will be reduced by 1/5th for each such trading day withdrawn.

Accordingly, the Equity Line of Credit Agreement does not permit Ascendiant to decide when and at what price to purchase the securities underlying the put and the agreement specifically has terms that obligate Ascendiant to purchase securities at a set pricing mechanism that cannot be influenced by Ascendiant.

2.
Given that you have not yet located or identified any mineral reserves on the Wyoming Iron Complex, please provide us with support for claims in the mission statement appearing on your website that through development of the Iron Complex you intend to produce “98% iron,” an “enhanced iron product that will directly compete against imports of Pig Iron and Direct Reduced Iron” and vanadium pentoxide.

The Union Pacific Railroad conducted extensive tests, both bench scale and laboratory, on both Strong Creek and Iron Mountain ores for amenability to the Krupp-Renn pyrometallurgical recovery process. These tests demonstrated that this process could recover from the ores a 98.5% Fe product, typically referred to as “sponge iron,” which because of its grade is a product competitive with pig iron and direct reduced iron. The Company’s goal to make this product is set forth generally on the website, but more specifically is to replicate the Krupp Renn and other pyrometallurgical work, as part of scoping, pre-feasibility and feasibility studies, in order to be able to build the facilities to produce sponge iron from the properties.

Registration Fee Table

3.
We note that you rely on Rule 416 to register “an indeterminate number of additional shares of common stock…to prevent dilution resulting from stock splits, stock dividends or similar transactions.” In the response letter, please confirm your understanding that share issuances tied to market price adjustments do not fall within the standard anti-dilution provisions contemplated by the rule. Please refer to Question 139.10 of the Securities Act Sections Compliance and Disclosure Interpretation.

We confirm our understanding that share issuances tied to market price adjustments do not fall within the standard anti-dilution provisions contemplated by Rule 416.

4.
In footnote 2 you state that shares registered with respect to shares issued upon exercise of the warrants may be used in connection with the resale of shares underlying the debentures and vice versa. However, shares are not registered under the Securities Act; rather, transactions are registered, which in this instance should be resales of shares underlying debenture and resales of shares underlying warrants. Language referring to use of shares issued upon exercise of the warrants in connection with resales of shares underlying the debentures should be eliminated, for example. In this regard, you are not registering resales of your common stock on an unallocated basis. Revise the table and the related note accordingly. This comment also applies to similar language elsewhere in the prospectus, such as at page 3, 13 and 17.

Language referring to use of shares on an unallocated basis has been removed.

Cover Page

5.	Please revise the outside front cover page of the prospectus to identify Ascendiant Capital Partners as an underwriter.

The outside front cover page of the prospectus has been revised to identify Ascendiant Capital Partners, LLC as an underwriter.

Prospectus Summary

Our Business, page 3

6.
The summary financial data on page 4 indicates that your company was formed in 2007 and had total revenues of $4,855 from your inception to September 30, 2012. Please consider providing in this section a brief history of your company and its activities prior to the time you undertook your mining venture in order to put your historical financial results in context for investors.

The disclosure under the heading “Our Business” on page 3 has been revised.

7.
In the first paragraph you refer to the Wyoming Iron Ore Complex and your plans to explore those properties. As a substantial portion of the purchase price for those properties was paid with a note that remains outstanding, please expand the paragraph to indicate how the purchase price was paid and the outstanding amount of the note. Tell us what consideration you have given to providing a risk factor that prominently informs stockholders of the nature and extent of the indebtedness resulting from your acquisition of these properties, and the potential impact on your company in the event the note is not paid on a timely basis. We note your reference on page 25 to the mortgage you provided to the seller to secure the repayment obligation.

The disclosure under the heading “Our Business” on page 3 has been revised and a risk factor has been added on page 9.

Risk Factors

General

8.
Many of the captions of your risk factors include generic descriptions of the risks posed by uncertainties or conditions you identify. Generic risk descriptions such as “may have an adverse effect on us”, “our business may fail” or the like should be replaced with more specific descriptions of the resultant risks that are posed to investors by the particular conditions or uncertainties you describe.

We revised the risk factors.

“Because access to our property is often restricted by inclement weather… “ page 8

9.	Expand the header and the related paragraph to disclose concisely the access-related difficulties you are currently experiencing that do not relate to the weather.

We revised the risk factor on page 8.

 “Ascendiant Capital Partners, LLC will pay less than the then-prevailing market price…” page 12

10.
You disclose in this risk factor that Ascendiant Capital Partners will purchase your stock at a 10% discount. However, when you issue the commitment shares on the fourth and fifth payment dates (as defined on page 15), the discount received by Ascendiant Capital Partners will be greater than 10%. Please quantify this additional discount or advise.

We revised the risk factor on page 13 to indicate the discount received by Ascendiant will be greater than 10% because of the commitment shares. However, it is impossible to quantify this additional discount now as the number of the commitment shares is not yet fixed and such number is a function of pricing information that will occur in the future and is not available now.

The Offering

Securities Purchase Agreement with Ascendiant Capital Partner, LLC (Equity Line), page 14

11.
The issuance of commitment shares to Ascendiant Capital Partners on the third payment date does not appear to be related to an equity line draw but to effectiveness of the registration statement. It also does not appear to meet the requirements for a valid PIPE transaction as the number of commitment shares to be issued to Ascendiant Capital Partners on the third payment date is not fixed but will vary based on the market price of the company’s stock. Please advise, therefore, why it is appropriate to register the commitment shares to be issued on the third payment date at this time. Refer to Question 139.11 of our Securities Act Compliance and Disclosure Interpretations. Also, in regard to the fourth and fifth payment dates, as you will be issuing common stock to Ascendiant Capital Partners in the form of commitment shares in addition to shares issued in connection with an equity line draw, the price discount on the common stock received by Ascendiant Capital Partners on these dates will be greater than 10%. Accordingly, please quantify the range of possible discounts Ascendiant Capital Partners may receive when purchasing common stock pursuant to an equity line draw on the fourth and fifth payment dates.

The Company and Ascendiant entered into an amendment to the Equity Line of Credit Agreement to fix the number of commitment shares to be issued on the third payment date. In addition, the Company is registering a total of 1,142,858 commitment shares, consisting of the commitment shares that have already been issued and that will be issued on the third payment date. The Company is not registering the commitment shares that will be issued on the fourth and fifth payment dates. The disclosure has been revised to reflect this.

Securities Purchase Agreement (debentures), page 16

12.
We note that the conversion price of the debentures is equal to the lesser of (i) $0.27 during the six months following October 18, 2012, and $0.35 thereafter and (ii) 70% of the average daily volume weighted average price for your common stock during the 10 consecutive trading dates immediately preceding the conversion date. Revise your prospectus to provide prominent risk factor disclosure that discusses the risks to investors associated with the issuance of convertible securities with a fluctuating conversion rate that is set at a discount to market prices during the period immediately preceding conversions. Indicate that there is no maximum number of securities that the company may be required to issue under this class of convertible securities. Additionally, provide meaningful quantitative data concerning the potential impact of market price declines on the number of securities issuable under the convertible debentures. For example, address the effect of stock price declines of 50% and 75% from recent levels on the number of securities underlying the debentures.

We added the risk factor on page 14.

Selling Stockholders, page 17

13.
Please explain how you calculated the number of shares owned by The Marie Baier Foundation, Inc. and Motivated Minds LLC before the offering, and the difference between that number and the total number of shares each is registering in the offering, as disclosed in the table on page 18.

The difference between the numbers of shares owned by The Marie Baier Foundation, Inc. and Motivated Minds LLC and the numbers of shares registered results from the facts that: (i) the interests are not included for the number of shares owned by them and (ii) different conversion prices are used, as more particularly described below:

The Marie Baier Foundation, Inc.

Shares Owned

1.	326,095 shares already issued upon exercise of warrants; and

2.	544,674 potential shares issuable upon conversion of convertible debentures calculated as follows:

a.	$147,062 (the principal amount of convertible debentures);

b.	divided by $0.27 (assumed conversion price).

Shares Registered

1.	326,095 shares already issued upon exercise of warrants; and

2.	617,661 potential shares issuable on conversion of convertible debentures calculated as follows:

a.	$147,062 (the principal amount of convertible debentures);

b.	plus $7,353.10 (5% interest on the convertible debentures);

c.	divided by $0.25 (assumed conversion price).

Motivated Minds LLC

Shares Owned

1.	191,740 shares already issued upon exercise of warrants; and

2.	326,804 potential shares issuable on conversion of convertible debentures calculated as follows:

a.	$88,238 (the principal amount of convertible debentures);

b.	divided by $0.27 (assumed conversion price).

Shares Registered

1.	191,740 shares already issued upon exercise of warrants; and

2.	370,596 potential shares issuable on conversion of convertible debentures calculated as follows:

a.	$88,238 (the principal amount of convertible debentures);

b.	plus $4,411.90 (5% interest on the convertible debentures)

c.	divided by $0.25 (assumed conversion price).

The Selling Stockholders section has been updated to include the number of shares issuable upon conversion of interests accrued as of January 2, 2013 in the numbers of shares owned by these selling stockholders and use $0.1593 as conversion price (the conversion price as of January 2, 2013 based on 70% of the estimated daily volume weighted average price of the Company’s common stock over 10 days). The numbers of shares registered for these selling stockholders are not changed as they are fixed in this registration statement (i.e. they will not increase based on the current stock price given a Rule 415 limitation).

14.
In footnote 9 you state that Bradley J. Wilhite or Mark A. Bergendahl exercise voting and dispositive power with respect to the shares held by Ascendiant Capital Partners. With a view to disclosure, tell us the circumstances or conditions which determine which of those individuals exercises each of the voting and dispositive powers over the shares listed with respect to Ascendiant.

Bradley J. Wilhite and Mark A. Bergendahl are equal owners of Ascendiant Capital Partners, and each holds one of the two positions on the Board of Directors.  Therefore, any actions to be taken by Ascendiant must be approved by both individuals.

Footnote 9 has been revised to disclose this.

Description of Business, page 24

15.
Discuss in this section the effect of material government regulations on your exploration and development activities and the costs and effects of compliance with environmental laws. Refer to Items 101(h)(4) (ix) and (xi) of Regulation S-K.

We have revised this section.

Description of Property

Mineral Properties

Technical Reports, page 29

16.
Please furnish us with a copy of the technical report prepared in connection with the August 2005 due diligence program undertaken by Radar Acquisitions Corp. Also, we note from disclosure on your webpage that Union Pacific Railroad completed metallurgical and feasibility studies on the property. Please furnish us with copies of these reports or advise. Also, please furnish copies of any title documents and operating permits related to the property. Refer to Section (c) of Industry Guide 7.

We will send a CD containing the requested documents under a separate cover.

17.
Please state the expiration date of the Iron Mountain leases, or advise. Also, we note the disclosure on page 29 that the Iron Mountain leases are “located approximately 6 miles to the east of Strong Creek and are accessible by secondary roads.” However, we also note the disclosure in the Form 8-K filed on December 7, 2012 that you have filed suit in state court in Albany County, Wyoming against DSS Holdings LLC and Douglas Samuelson to regain access to the Iron Mountain holdings as Mr. Samuelson has locked a gate across the road providing access to the holdings. Please revise your disclosure in this section, and provide appropriate risk factor disclosure, to clarify that your access to the Iron Mountain holdings is through someone else’s property and, therefore, may be limited, or advise. Refer to Section (b) of Industry Guide 7.

We have revised the disclosure under the heading “Description of Property, Location, Means and Access” on page 33 and added a risk factor on page 8.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

18.
We note your discussion in the risk factor on page 8 of material weaknesses in your internal control over financial reporting and disclosure controls and procedures. Please discuss in this section management’s plans to remediate the material weaknesses you identify, as well as your timeline for such initiatives and any related material costs you expect to incur.

We have added disclosure under the heading “Internal Controls” on page 44.

Liquidity and Capital Resources, page 37

19.
Disclose whether you currently have sufficient sources of capital to fund your expected capital needs for the twelve months from the effective date for your offering. To the extent there is a deficiency in your current capital assets to fund the needs, discuss your plan for funding those needs. For example, to the extent you expect to rely on draws under the equity line to fund planned operations in accordance with your desired plan of operations discuss that potential source of capital and the extent to which you plan to rely upon it. Also, discuss in this section the terms of your outstanding promissory note to Wyomex. Include a discussion of when and how you intend to repay the debt.

We have added disclosure under the heading “Liquidity and Capital Resources” on page 42.

Directors and Executive Officers

Business Experience, page 43

20.
With respect to Messrs. Brodkey and Hackman, provide corresponding dates relating to their principal occupations for the past 5 years. Also, it appears that your executive officers are currently involved with other public companies engaged in mining activities. Please tell us what consideration you have given to adding a risk factor that alerts investors to potential conflicts of interest regarding these relationships. In particular, please address the doctrine of corporate opportunities and how it may apply to your officers and directors as they become aware of other mineral prospects. Also, disclose the minimum amount of business time that each of your executive officers devotes to Titan Iron Ore Corp.

We have determined that there are no meaningful possibilities of conflicts of interest for our directors and officers since none of our directors or officers are involved in other companies engaged in the iron ore business. To the extent that iron ore opportunities arise, they are and will be offered to our company. As such, we have determined not to add a risk factor regarding any potential conflicts of interest. We have added disclosure under the heading “Conflict of Interest” on page 49 and under each individual’s biography. We have added disclosure of the amount of business time that each of our executive officers devotes to the Company.

Executive Compensation, page 47

21.
With respect of option awards and any other equity-based awards, disclose whether the amounts reported in the table represent the aggregate grant date fair value, computed in accordance with ASC Topic 718. Refer to paragraphs (v) and (vi) of Item 402(n)(2) of Regulation S-K.

We have revised the disclosure on pages 51 and 54 to reflect that the amounts reported for option awards and any other equity-based awards in the tables represent the grant date fair value, computed in accordance with ASC Topic 718.

Employment Agreement – Andrew Brodkey, page 48

22.
Please add a risk factor alerting shareholders to the terms of Mr. Brodkey’s severance agreement. In the risk factor, define the terms “cause” and “good reason” used in this section. To the extent material, quantify the potential costs associated with the agreements and what impact such costs would have on your financial condition.

We have added a risk factor on page 9.

Consulting and Payroll Agreements with Kriyah Consultants, page 48

23.
You indicate in this section that the company’s share of Kriyah’s office rent and other expenses is based on the number of like clients being serviced by Kriyah at its Tucson location. Please advise what constitutes a “like” client for purposes of this arrangement. Also, advise if Kriyah is currently servicing at its Tucson office any clients not like Titan and, if so, how Kriyah’s costs are allocated among unlike clients.

All of the clients serviced by Kriyah are “like” clients. As such, we have removed the word “like” from this section. We have also revised the disclosure to state that there are currently three other clients being serviced by Kriyah.

Security Ownership of Certain Beneficial Owners and Management, page 50

24.
To the extent that shares beneficially owned by persons or the group in this table underlie securities that are convertible or exercisable within 60 days, please provide footnote disclosure to that effect. See paragraph (a) of Item 403 of Regulation S-K. If options held by officers are not currently exercisable, consider expanding the descriptions of the options in the compensation executive compensation section to describe the conditions or events in which the options will become exercisable.

We have revised the table on page 55 to clarify that some of the underlying securities are options. We have also revised the executive compensation section to describe the conditions in which the options become exercisable.

Transactions with Related Persons, Promoters and Certain Control Persons and Corporate Governance, page 51

25.
You disclose in this section that you advanced $25,000 at December 31, 2011 to a management firm managed by your chief executive officer. Please confirm in your response that the management company is Kriyah Consultants LLC and, if so, name the company in this section and provide a description of your consulting and payroll services agreements with the company or include a cross reference to the discussion on page 48. Also, disclose if Messrs. Brodkey and Garcia have ownership interests in Kriyah. Refer to Item 404(a)(2). If the management firm referred to in this section is not Kriyah Consultants, disclose your agreements with that company in this section or advise why this disclosure is not required. Refer to Item 404(a) of Regulation S-K.

We confirm that the management company is Kriyah Consultants LLC. We have revised the disclosure on page 56.

Where You Can Find Additional Information, page 52

26.
Please provide the disclosure required by Item 101(e)(4) of Regulation S-K regarding whether you make available free of charge on or through your internet website the periodic reports that you file with the Commission. Also, as you disclose that you will not send an annual report to stockholders under certain circumstances, please provide the disclosure required by Item 101(f)(1) of Regulation S-K.

We have revised the disclosure under the heading “Where You Can Find More Information” on page 56.

Part II

Item 15. Recent Sales of Unregistered Securities, page 55

27.
Identify the securities issued in each of the transactions listed in the fifth and sixth paragraphs of this section and provide all required disclosure regarding those unregistered sales. Refer to Item 701 of Regulation S-K.

We have combined paragraphs five and six under the heading “Recent Sales of Unregistered Securities” with paragraph four to make it clearer that those paragraphs refer to the options granted on December 12, 2011.

Item 16. Exhibits and Financial Statement Schedules, page 59

28.
You do not appear to have filed as an exhibit your payroll services agreement with Kriyah Consultants, discussed on page 48 of the prospectus. Please file the agreement as an exhibit or advise why filing of the agreement is not required. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

We have filed the payroll services agreement with Kriyah Consultants as an exhibit.

Exhibit 5.1

29.
When opining as to whether the shares being registered are legally issued, fully paid and non-assessable on page 2 of the opinion, counsel does not specify the number of shares that fall into each of the categories that it lists. For example, in the first bullet under the first paragraph on page 2, counsel opines that “those of the Registered Shares that are currently issued and outstanding have been duly and validly authorized and issued as fully paid and non-assessable shares in the capital of the Company.” Please obtain a revised opinion in which counsel, when opining on the legality of the shares, specifies the number of shares that are currently issued and outstanding, that may be issued upon conversion of the debentures, that are to be issued as commitment shares and that are to be sold to Ascendiant under the equity line.

A revised opinion is filed.

Exhibit 23.1

30.
Revise to include a consent from your independent registered public accounting firm that also consents to being named as an expert, as noted in your disclosure on page 23. Refer to Rule 436(b) of the Securities Act of 1933.

A revised consent is filed.

Financial Statements

Notes to the Financial Statements December 31, 2011

Note 3. Mineral Property Options, page F-9

31.
Tell us what consideration was given to accounting for the transaction with J2 Mining Ventures Ltd. as a reverse recapitalization. In this regard, explain how you considered the guidance defining a business in ASC 805-10-55-4 through 55-9 and the guidance for identifying the acquirer in ASC 805-10-55-11 through 55-15.

We considered the guidance in ASC 805-10-55-4 through 55-9 and determined that the Company acquired an asset and not a business. The Company purchased an option to acquire a mineral property right rather than the shares of J2 Mining Ventures Ltd. There were no processes or outputs acquired. Although we did not consider this transaction a business combination or reverse acquisition, we considered the guidance in ASC 805-10-55-11 through 55-15 and identified the Company as the would-be acquirer. The 18,000,000 common shares of the Company issued under the agreement represented approximately 36% of the 49,737,000 common shares of the Company outstanding following the transaction.

32.
We note that you were a shell company prior to the transaction with J2 Mining Ventures Ltd. Tell us what consideration was given to including financial statements of any business to which you are the successor. Refer to Note 1 to Rule 8-01 of Regulation S-X. Tell us whether the transaction with J2 Mining Ventures Ltd. involves a business as defined by Rule 11-01(d) of Regulation S-X.

We considered the criteria defined by Rule 11-01(d) of Regulation S-X and determined that the transaction with J2 Mining Ventures Ltd. did not involve a business. In arriving at this determination, we noted that J2 Mining Ventures Ltd. did not have any revenue-producing activities, physical facilities, employee base, market distribution system, sales force, customer base, operating rights, production techniques, or trade names.

Note 6. Stock-Based Compensation, page F-11

33.
We note that unrecognized compensation cost related to non-vested stock options was $6,058,492 as of December 31, 2011. Please explain how this amount was computed considering your disclosure that the weighted average grant date fair value of the 3,950,000 stock options outstanding was $0.80 per stock option. In addition, please reconcile your disclosure of the number of stock options granted to the discussion on page 55 of recent sales of unregistered securities indicating that 500,000 options were granted in November 2011 and 4,100,000 were granted in December 2011.

We have determined that the unrecognized compensation cost of $6,058,492 related to non-vested stock options reported in the financial statements for the year ended December 31, 2011 should have been $3,048,576. However, due to the nature of the error, we do not believe that this misstatement is material to the users of the financial statements.

Notes to the Unaudited Financial Statements September 30, 2012

Note 3. Mineral Property Options, page F-23

34.
Explain to us how you determined the recoverability of the Wyoming Iron Complex mineral property costs that have been capitalized. Also tell us how the carrying value was determined. We note from your accounting policy for mineral property costs on ASC 360.

We have initially capitalized mineral property acquisition costs in accordance with ASC 360-30. The carrying value was determined using historical cost. Non-monetary transactions were measured based on the fair value of the mineral property right acquired or the consideration given, whichever was more clearly evident as per the guidance provided by ASC 845-10-30-1. As there are no proven resources underlying the mineral property right acquired, we determined that the consideration given (liability assumed) was more clearly evident.

On each reporting period end, or prior to if considered appropriate, we assess whether any events or changes in circumstances indicate that the carrying amount of mineral properties may not be recoverable in accordance with the criteria provided in ASC 360-10-35-21. As a result of our assessment, we did not note any events or changes in circumstances that indicated that the carrying amount of mineral properties may not be recoverable. Accordingly, we did not test this long-lived asset for recoverability.

35.	Please provide us with your evaluation of whether the agreement entered into with Wyomex LLC on April 10, 2012 contains a lease. Refer to ASC 840-10.

We have considered the guidance provided by ASC 840-10 and determined that the agreement entered into with Wyomex LLC on April 10, 2012 does not contain a lease. As per the guidance provided by ASC 840-10-15-15, ASC 840 does not apply to lease agreements concerning the rights to explore for or to exploit natural resources such as oil, gas, minerals, timber, precious metals, or other natural resources.

Engineering

Progress, page 26

36.
We note you disclose sample values as high as 22.8% Fe. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

•	Eliminate statements containing grade and/or sample-width ranges.

•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•	Generally, use tables to improve readability of sample and drilling data.

•	Soil samples may be disclosed as a weighted average value over an area.

•	Refrain from reporting single soil sample values.

•	Convert all ppb quantities to ppm quantities for disclosure.

•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

We have revised the disclosure under the heading “Progress” on pages 28 and 29.

37.
Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

We have revised the disclosure under the heading “Progress” on pages 28 and 29.

38.
We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

We have revised the disclosure under the heading “Progress” on pages 28 and 29.

39.
We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties. Please define your reclamation and closure obligations and requirements.

We have revised the disclosure under the heading “Progress” on pages 28 and 29.

Description of Property, page 31

40.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	A description of any work completed on the property and its present condition.

•	A description of equipment, infrastructure, and other facilities.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:. http://www.sec.gov/about/forms/industryguides.pdf.

We have revised the disclosure under the heading “Progress” on pages 28 and 29.

Form 10-K

41.
To the extent applicable, please revise your Form 10-K to reflect our engineering comments on your Form S-1. Depending upon your response to our other comments, we may have additional comments on your Form 10-K.

The Company has enclosed a blacklined copy of the amended Form 10-K which reflect the update to the engineering comments. Upon clearing all comments with the Form S-1, the Company will file the amended Form 10-K on EDGAR.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP at (604) 687-5700.

Yours truly,

TITAN IRON ORE CORP.

/s/ Andrew Brodkey
Andrew Brodkey, CEO